United States securities and exchange commission logo





                            October 30, 2023

       Brent Reynolds
       Chief Executive Officer
       NRI Real Token Inc.
       1340 South Dixie Highway, Suite 612
       Coral Gables, Florida 33146

                                                        Re: NRI Real Token Inc.
                                                            Amended
Registration Statement on Form 10
                                                            Filed August 21,
2023
                                                            File No. 000-56395

       Dear Brent Reynolds:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 10, 2023 letter.

       Amended Registration Statement on Form 10

       General

   1. We continue to consider your responses to comments 1, 8 and 9 and may have additional comments.
       Description of Security Tokens, page 59

   2. Refer to your response to comment 7. Please disclose your policies to ensure compliance with securities
regulations applicable to the issuance and secondary transfers of the
                                                        Security Tokens.
Describe the procedures to effect secondary sales, including the material features of the
Transfer Agent   s whitelisting procedures and AML/KYC procedures and
                                                        the role of the
custodians in transfers of Security Tokens effectuated other than on an
                                                        ATS. Similarly revise
the discussion of the process and procedures for private secondary sales.
 Brent Reynolds
FirstName LastNameBrent   Reynolds
NRI Real Token  Inc.
Comapany
October 30,NameNRI
            2023     Real Token Inc.
October
Page 2 30, 2023 Page 2
FirstName LastName
Security Token Technology, page 59

3.       You disclose on page 59 that    [t]he technology for the Security
Tokens is divided into
         three distinct layers." Please revise to describe layer three. In this regard, we note your disclosure in this section addresses only layers one and two. Procedures for Obtaining Security Tokens, Secondary Transfers of Security Tokens and Transfer
Agent Procedures, page 61

4. Refer to your response to comment 10. Please disclose the outsourced AML and KYC processes and procedures employed by North Capital Private Securities Corporation
         (NCPS) and Templum. In addition, please disclose the substance of your response regarding the liability and indemnification provisions in your agreements with NCPS and
         Templum and the limitation of the protection provided by these provisions.
5. Refer to your response to comment 12. We note that the online platform established by the Transfer Agent will provide various features and functions for both shareholders and the company. Please revise to disclose the features and functions that the online platform will provide for shareholders. In this regard, we note that your disclosure on page 61 addresses only the features and functions that are provided to the company. In addition, please disclose the core data that the Transfer Agent provides for you on the platform.
Loss of a Private Key, Custodial Error or Transfer Error, page 63

6. Refer to your response to comment 11. Please revise to disclose what will happen to the
         Security Tokens held in a wallet that the investor cannot access due to a lost private key and what will happen to the Security Tokens transferred in error. Audited Financial Statements for the year ended December 31, 2021 and 2020, page F-1

7. We have considered your response to our prior comment 14. We note your assertion that NPI South Dixie LLC controlled 1350 S Dixie Holdings LLC prior to the transaction on November 19, 2021, and that NRI Real Token Thesis LLC gained control of 1350 S
         Dixie Holdings LLC upon completion of the transaction. It is not clear how NPI South
         Dixie LLC having control prior to the transaction and NRI Real Token Thesis LLC having control after the transaction leads to the conclusion that the transaction on November 19,
         2021 should be accounted for as a change in ownership interest, and thus treated as an equity transaction. Further, we remain unclear how your analysis has demonstrated a common control relationship that existed prior to and after the transaction. Please revise your financial statements to account for the acquisition of the property as either a business or asset acquisition or provide us with an analysis detailing your accounting and referring to the literature you have relied upon in reaching this conclusion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brent Reynolds
NRI Real Token Inc.
October 30, 2023
Page 3

       Please contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,
FirstName LastNameBrent Reynolds
                                                         Division of
Corporation Finance
Comapany NameNRI Real Token Inc.
                                                         Office of Real Estate
& Construction
October 30, 2023 Page 3
cc:       Paul Berkowitz, Esq.
FirstName LastName